NAAS TECHNOLOGY INC.

Newlink Center, Area G, Building 7, Huitong Times Square

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024

People’s Republic of China

August 25, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Austin Pattan

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaaS Technology Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Response dated August 9, 2023

File No. 001-38235

Dear Ms. Gowetski and Mr. Pattan,

This letter sets forth the Company’s response to the comments contained in the letter dated August 22, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the 2022 Form 20-F.

Response dated August 9, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 103

1.

We note your response to comment 4. Item 16I(b) of Form 20-F states: “Also, any such identified foreign issuer that uses a variable-interest entity or any similar structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities.” Additionally, page 15 of our Release No. 34-93701, “Holding Foreign Companies Accountable Act Disclosure,” clarifies that a registrant should “look through a VIE or any structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction.” As previously requested, please provide us with the information required by Items 16I(b)(2), (b)(3) and (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

Item 16I(b)(3)

The Company. Pursuant to the request of the Staff and Item 16I(b)(3) of Form 20-F, the Company respectfully submits that based on an examination of the Company’s register of members as of March 31, 2023 and the Schedule 13Gs and Schedule 13Ds and the respective amendments thereto (if any) filed by the Company’s major shareholders and for the reasons stated in its response to the first comment of the Staff in the Company’s letter dated August 9, 2023, the Company believes that the government entities in China do not have a controlling financial interest in the Company.

Consolidated Foreign Operating Entities. The Company respectfully submits that it does not have or otherwise use any variable interest entity and its consolidated foreign operating entities are either the Company’s wholly-owned subsidiaries or partially-owned subsidiaries that are controlled by the Company.

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The Company’s wholly-owned subsidiaries are ultimately 100% owned by the Company, and for the reasons stated in its response to the first comment of the Staff in the Company’s letter dated August 9, 2023, the Company believes that the government entities in China do not have a controlling financial interest in these wholly-owned subsidiaries.

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With respect to the Company’s partially-owned subsidiaries, the Company has also examined their registers of members or equivalent corporate records which indicate that aside from the Company’s controlling interest in these entities, (i) the remaining interest of a 60%-owned subsidiary of the Company is owned by an entity which, based on its own public filings, is not reported to be, or owned or controlled by government entities in China, and (ii) the remaining interest of the other partially-owned subsidiaries is owned by individuals. Based on the foregoing, the Company believes that the governmental entities in China do not have a controlling financial interest in any of its partially-owned subsidiaries.

Item 16I(b)(2)

Pursuant to the Staff’s request and Item 16I(b)(2) and based on an examination of the Company’s register of members as of March 31, 2023, the Company respectfully submits that its shareholders include: (i) JPMorgan Chase Bank, N.A., (ii) Newlinks Technology Limited, (iii) Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.), (iv) BCPE Nutcracker Cayman, L.P. and its affiliate, Bain Capital Rise Education IV Cayman Limited (collectively, “Bain Capital”), and (v) other institutional and individual investors comprising shareholders of RISE Education Cayman Ltd, the predecessor of the Company, investors of Dada Auto Inc. (“Dada Auto”) who became shareholders of the Company as a result of the mergers between RISE Education Cayman Ltd and Dada Auto consummated on June 10, 2022 (“Mergers”) as well as PIPE investors of the Company after the Mergers. The Company further submits that its consolidated foreign operating entities as of March 31, 2023 are organized or incorporated in Cayman Islands, mainland China, Hong Kong and Netherlands (the “Relevant Jurisdictions”).

The Company. To the best of the Company’s knowledge, the government entities in the Relevant Jurisdictions do not own any share of the Company for the following reasons.

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JPMorgan Chase Bank, N.A. is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and Schedule 13Ds and the respective amendments thereto (if any) filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is reported to be, or owned or controlled by, a government entity in the Relevant Jurisdictions.

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Based on a review of public filings, (i) directors and executive officers of Newlinks Technology Limited beneficially owning more than 1% of its outstanding shares include Zhen Dai, Yang Wang and Weilin Sun, and (ii) principal beneficial owners of the shares of Newlinks Technology Limited, meaning shareholders beneficially owning more than 5% of its outstanding shares, include entities affiliated with Joy Capital (namely Joy Vigorous Management Limited, Joy Capital III L.P. and Joy Capital Opportunity, L.P., and collectively referred to as the “Joy Capital”) and BCPE Nutcracker Cayman, L.P. Zhen Dai, Yang Wang, Weilin Sun, Joy Capital and BCPE Nutcracker Cayman, L.P., own 17%, 2%, 2%, 12% and 17% of the total outstanding shares of Newlinks Technology Limited, respectively. Zhen Dai is the founder and chairman of the Company, Yang Wang is chief executive officer of the Company and Weilin Sun is a director of the Company. Joy Vigorous Management Limited is controlled by Erhai Liu, and Joy Capital III L.P. and Joy Capital Opportunity, L.P. are controlled by the individual directors of Joy Capital GP, Ltd, the ultimate general partner of Joy Capital III L.P. and Joy Capital Opportunity, L.P. BCPE Nutcracker Cayman, L.P. is controlled by Bain Capital Investors, LLC with no indication in their public filings that Bain Capital Investors, LLC is owned or controlled by a government entity in the Relevant Jurisdictions. In addition, the Company requested from its shareholders information relating to their ownership and control in the process of preparing the registration statement on Form F-1 and the 2022 Form 20-F (both filed on May 1, 2023) and the responding shareholders have confirmed the truthfulness and accuracy of the information they provided (“Shareholders’ Responses”). Based on the Shareholders’ Response obtained from Newlinks Technology Limited, Newlinks Technology Limited is not owned or controlled by a government entity in the Relevant Jurisdictions.

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Based on a review of public filings, Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) is beneficially owned and controlled by Zhenwei Investment Fund Management Co., Ltd., which is the general partner of Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) and a private company established in mainland China. In addition, based on the Shareholders’ Response obtained from Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.), Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) is not owned or controlled by a government entity in the Relevant Jurisdictions.

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Based on a review of public filings, Bain Capital is beneficially owned and controlled by Bain Capital Investors, LLC with no indication in their public filings that Bain Capital Investors, LLC is owned or controlled by a government entity in the Relevant Jurisdictions. In addition, based on the Shareholders’ Response obtained from Bain Capital, Bain Capital is not owned or controlled by a government entity in the Relevant Jurisdictions.

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In respect of the other institutional and individual investors of the Company, (i) for those who were shareholders of RISE Education Cayman Ltd prior to the Mergers, none of them is owned or controlled by a government entity in the Relevant Jurisdictions based on due diligence information received by Dada Auto in connection with the Mergers, (ii) for those who were investors of Dada Auto and became shareholders of the Company as a result of the Mergers, none of them is owned or controlled by a government entity in the Relevant Jurisdictions based on the Shareholders’ Responses, and (iii) for those who were PIPE investors of the Company after the Mergers, none of them is owned or controlled by a government entity in the Relevant Jurisdictions based on the Shareholders’ Responses.

Consolidated Foreign Operating Entities.

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The Company’s wholly-owned subsidiaries are ultimately 100% owned by the Company, and for the aforementioned reasons that allow the Company to conclude that the government entities in the Relevant Jurisdictions do not own any share of the Company, the Company respectfully submits that the government entities in the Relevant Jurisdictions do not own any share in these wholly-owned subsidiaries to the best of the Company’s knowledge.

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With respect to the Company’s partially-owned subsidiaries, the Company has also examined their registers of members or equivalent corporate records which indicate that aside from the Company’s controlling interest in these entities, (i) the remaining interest of a 60%-owned subsidiary of the Company is owned by an entity which, based on its own public filings, is not reported to be, or owned or controlled by government entities in the Relevant Jurisdictions; and (ii) the remaining interest of the other partially-owned subsidiaries is owned by individuals, and for the aforementioned reasons that allow the Company to conclude that the government entities in the Relevant Jurisdictions do not own any share of the Company, the Company respectfully submits that the government entities in the Relevant Jurisdictions do not own any share in these partially-owned subsidiaries of the Company to the best of the Company’s knowledge.

Item 16I(b)(5)

Pursuant to Item 16I(b)(5), the Company respectfully confirms that the articles of the Company and all of its consolidated foreign operating entities do not contain wording from any charter of the Communist Party of China.

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Very truly yours,

/s/ Alex Wu
Alex Wu
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

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